April 5, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. J. Nolan McWilliams

Re:	Audience Productions, Inc.

Registration Statement on Form S-1 (File No. 333-162589)

Dear Mr. McWilliams:

On behalf of Audience Productions, a Washington corporation (the “Company” or “API”), and in connection with the Registration Statement on Form S-1 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 20, 2009 and subsequently amended on March 17, 2010 (the “Registration Statement”), we are writing in response to the Staff’s comments on the Registration Statement on Form S-1/A as transmitted to the Company by letter dated March 25, 2010. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. The Company has filed today with the Commission Amendment No. 6 (“Amendment No. 6”) to the Registration Statement, and all references herein to the Registration Statement are to Amendment No. 6 and to the form of prospectus included therein. Additionally, we have sent you a marked copy of the S-1/A via express mail.

Prospectus Summary, page 1

1.	We note your response to our prior comment 3. Please revise to clarify whether you intend to provide shareholders with the independent third-party film industry valuations in the event such a transaction occurs.

We have made the clarification that the results of such valuations will be provided to the shareholders.

Risk Factors, page 5

26. There is a risk that API’s advertising, if inappropriate, could create liabilities, page 9.

2.	We note your response to our prior comment 6 and reissue. It does not appear that the risk factor has been revised in response to our comment.

The risk factor had been revised in response to the Staff’s prior comment 6 in our EDGAR submission on March 17, 2010. Pursuant to our discussion with Mr. J. Nolan McWilliams on March 29, 2010, no further revisions to the risk factor seem to be necessary.

Plan of Distribution, page 11

3.	We note your response to our prior comment 9 and reissue. We believe that eliminating repetitive disclosure may enhance the readability of your document. We suggest use of cross-references to balance the investors’ interests in locating relevant information in a readable manner.

We have revised the prospectus to eliminate repetitive disclosure as requested.

Slides 11 and 12

4.	We note your response to our prior comment 14. Please provide us with your analysis of the applicability of the registration requirements of Exchange Act 15(a), specifically, whether an investor who “spreads the word” would be required to register as a broker because he would be inducing or attempting to induce the purchase or sale of your common stock. Please also address in your analysis the availability of the exception in Exchange Act Rule 3a4-1. Alternatively, delete the slides.

Section 15(a) of the Exchange Act requires the registration of any person in the business of effecting transactions in securities for the account of others. However, a significant exemption to the registration requirement has emerged for “finders”, a term that has been defined by the Staff in several of no-action letters, including International Business Exchange Corp. (Dec. 12, 1986), Victoria Bancroft (Aug. 9 1987), and Paul Anka (July 24, 1991).

In each of the foregoing letters, the Staff examined whether the “finder’s” exemption applied to registration as a broker. The key factors in determining the exemption focused on: the level of involvement in negotiating and structuring transactions; valuing and endorsing the securities; the extent to which compensation was based on the sales of securities; and whether the “finder” or broker was generally engaged in the business of brokering the transactions. In each case, the “finders” disclosed their right to a finder’s fee or transaction based compensation, any ownership interest, and sent prospective investor contact information to the issuer. If a sale resulted, the “finder” was then paid the fee per the contract with the issuer. In each of the cases, the Staff determined that the “finders” would not be acting as brokers (as defined by Section 3(a)(4)) and as such, not required to register under Section 15(a).

An investor’s use of API’s “spread the word” function is even more remote from the activities of both brokers and “finders” than those cited above. Investors in our securities cannot: negotiate anything related to API securities transactions; contract with API or earn transaction based or other compensation related to the sale of API’s securities; provide investment related advice or input to investors; participate in the distribution of any materials related to the transaction (other than that which is publicly available); and are completely disassociated from securities sales and the transfer of funds. API investors’ activities, with respect to the “spread the word function”, are limited to adding email addresses selected by the investor to a pre-populated, unalterable message, which is then sent to the investor’s contacts. The message merely informs those contacts that the investor has purchased securities in API and if the contact is interested, where to find more information. Based on the message, the investor is not structuring, valuing, opining, or endorsing the securities in a manner outside of the activities considered in the aforementioned no-action letters.

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On the basis of the foregoing, we believe that investors in our offering that utilize the “spread the word” function will not be acting as brokers as defined by Section 3(a)(4), and are therefore not required to be registered as brokers under Section 15(a).

The exception under Exchange Act Rule 3a4-1 would not be available to any of the investors, since none of them will be a partner, officer, director, or employee (an “Associated Person”) of the issuer.

* * * *

If you have any questions concerning the foregoing, please contact Noel Howe at (206) 264-3071.

Sincerely,

/s/ BEACON LAW ADVISORS, PLLC Beacon Law Advisors, PLLC

Enclosures

cc:	Jay T. Schwartz – Director and President of Audience Productions, Inc. George R. Brumder – Director and Treasurer of Audience Productions, Inc.

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